Filed Pursuant to Rule 433

Registration No. 333-236429

Free Writing Prospectus dated February 15, 2022

Relating to the Preliminary Prospectus

Supplement dated February 15, 2022

To the Prospectus dated February 14, 2020

Kemper Corporation

$400,000,000

3.800% Senior Notes due 2032

Final Term Sheet

Issuer:	Kemper Corporation

Security Type:	Senior Unsecured Notes

Format:	SEC-registered

Anticipated Ratings and Outlooks (Moody’s / S&P / Fitch):*	Baa3 (Stable) / BBB (Stable) / BBB (Negative)

Principal Amount:	$400,000,000

Trade Date:	February 15, 2022

Settlement Date:**	February 23, 2022 (T+5)

Maturity Date:	February 23, 2032

Interest Payment Dates:	February 23 and August 23, commencing on August 23, 2022

Interest Payment Frequency:	Semi-annually

Coupon (Interest Rate):	3.800% per annum

Price to Public:	99.728% of the principal amount

Net Proceeds (Before Expenses):	$396,312,000

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price/Yield:	98-18+ / 2.033%

Spread to Benchmark Treasury:	+180 bps

Re-offer Yield to Maturity:	3.833%

Optional Redemption:

Prior to November 23, 2031 (three months prior to their maturity date) (the “Par Call Date”), the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	488401 AD2 / US488401AD23

Use of Proceeds:	We intend to use all or a portion of the net proceeds of this offering to fund the 2022 Notes Redemption. Any remaining proceeds from this offering will be used for general corporate purposes, which may include ordinary course working capital and investments in other business opportunities, including acquisitions, and to pay related fees and expenses.

Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

JMP Securities LLC

Piper Sandler & Co.

Raymond James & Associates, Inc.

UBS Securities LLC

*

Note: The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

Note: The issuer expects that delivery of the notes will be made to investors on or about February 23, 2022, which will be the fifth business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman Sachs & Co. LLC at 1-866-471-2526 and J.P. Morgan Securities LLC at 1-212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement, pertaining to the notes issuance referenced above, dated February 15, 2022, and the accompanying prospectus, dated February 14, 2020. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

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